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Byron B. Rooney
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

September 10, 2018

Re:	Contura Energy, Inc.
Registration Statement on Form S-4
Filed August 21, 2018
File No. 333-226953
Division of Corporation Finance
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Sir or Madam,
On behalf of our client, Contura Energy, Inc., a Delaware corporation (the “Company” or “Contura”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated August 31, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 2 to the Registration Statement ("Amendment No. 2") together with this response letter. Amendment No. 2 also contains certain additional updates and revisions. We are sending, under separate cover, a copy of Amendment No. 2 and three marked copies of Amendment No. 2 showing the changes to the Registration Statement filed on August 21, 2018.
Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments, as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 where the revised language addressing a particular comment appears.

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	2	September 10, 2018

Cover Page

1.	We note your response to comment 1. Please also disclose the total amount of securities offered in Alpha's letter to stockholders. See Item 1 of Form S-4 and Item 501(b)(2) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised Alpha’s letter to stockholders to reflect the total amount of securities offered.

Management's Discussion and Analysis of Financial Condition and Results of Operations ANR, page 241

2.
We note your response to comment 8. Please tell us why you believe it is appropriate to recast management’s discussion and analysis of Contura’s and ANR's financial condition and results of operations for the retrospective adoption of ASU 2016-18 and ASU 2017-07 when you have not recast the associated financial statements for these adoptions.

Response:
The Company respectfully advises the Staff that the Company has adjusted the disclosure on pages 208 through 262 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for Contura and ANR to remove the impact of the retrospective adoption of ASU 2016-08 and ASU 2017-07. As such, the disclosure is now aligned with the corresponding financial statement presentation for the periods presented.

Material United States Federal Income Tax Consequences of the Mergers, page 315

3.
We note your response to comment 9. As you have elected to use a short-form tax opinion, please revise the opinion filed as exhibit 8.1 and the disclosure in the filing to state clearly that the tax consequences described in this section is the opinion of Davis Polk. For guidance, see Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 (CF).

Response:
In response to the Staff’s comment, the Company has revised the disclosure in the filing on page 320 to state clearly that the tax consequences described in the S-4 are the opinion of Davis Polk. The short-form tax opinion filed as Exhibit 8.1 also states clearly that the tax consequences described in the S-4 are the opinion of Davis Polk.

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	3	September 10, 2018

Notes to Pro Forma Condensed Combined Financial Information
L. Adjustments to Asset Retirement Obligation, page F-216

4.
We note your response to comment 12. Please tell us what Alpha's historical discount rate was and clarify if it changed from the time they emerged from bankruptcy to June 30, 2018. In addition, tell us the discount rate used to make your pro forma adjustment.

Response:
The Company respectfully advises the Staff that Alpha’s historical discount rate used to measure its asset retirement obligation at the time of emergence from bankruptcy was approximately 28% per annum. The discount rate was updated annually to reflect the risk-free rate of interest for similar maturities and adjusted to reflect the risk of nonperformance, including credit risk. ASC 410 specifies that only the incremental cash flows over the initial projections are to be discounted using a current credit-adjusted risk-free interest rate; therefore, a discount rate of approximately 25% per annum was applied for upward revisions to expected cash flows that occurred during the post-emergence periods. The Company further respectfully advises the Staff that the discount rate being used to calculate the pro forma asset retirement obligation is approximately 7% per annum.

Office of Beverages, Apparel and Mining U.S. Securities and Exchange Commission	4	September 10, 2018

Please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	Via E-mail
Charles Andrew Eidson, Chief Financial Officer, Contura Energy, Inc.
Andrew B. McCallister, Esq., SVP, Secretary and General Counsel, ANR, Inc. and Alpha Natural Resources Holdings, Inc.
Mark D. Wood, Esq., Katten Muchin Rosenman LLP
Robert Slappey, KPMG LLP